Ingersoll-Rand plc 170/175 Lakeview Drive Airside Business Park Swords, Co. Dublin, Ireland Tel: +353 1 870 7400 Fax: +353 1 870 7401

April 11, 2012

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549-5546

RE:	Ingersoll-Rand Public Limited Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 8-K Dated and Filed February 8, 2012
File No. 001-34400

Dear Mr. Jaramillo:

This is in response to a letter dated March 29, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) to Steven R. Shawley, Senior Vice President and Chief Financial Officer of Ingersoll-Rand Public Limited Company (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Company’s Press Release furnished on Form 8-K on February 8, 2012 (the “Form 8-K”).

For your convenience, we have set forth the Staff’s comments below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Notes 16 – Income Taxes, page F-35

1.	We note during 2011 the company identified and corrected certain accounting errors associated with previously reported income tax balances resulting in tax charges of $35 million, of which $30 million was recorded in the third quarter. We also note you indicated herein that you believe the accounting errors are not material to any of your previously issued financial statements. With respect to the aforementioned error corrections, please address the following:

•

quantify the impact of the referenced errors on your tax provision and net income (loss) for each of the quarterly and annual periods during each of your last three fiscal years ended December 31, 2011;

INGERSOLL-RAND PUBLIC LIMITED COMPANY

REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND

REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272

DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),

P.C. GODSOE (Canada), E.E. HAGENLOCKER (U.S.A.), C.J. HORNER (U.S.A.), M.W. LAMACH (U.S.A.),

T.E. MARTIN (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)

•	tell us the quarterly and annual period when the errors originated and when they were corrected;

•

discuss why and how you concluded the errors were not material on both a quantitative or qualitative basis for each period addressed in your response. In this regard, we noted your net earnings in the 3rd quarter of 2011, the period that included a $30 million related to error corrections, were $93.5 million and

•	provide us with your SAB 99 and SAB 108 analysis supporting your conclusions.

Response:

Included as part of the Company’s routine quarterly SEC filing process is the accumulation of out-of-period adjustments for the quarter and year-to-date periods, materiality consideration of those adjustments, and if deemed necessary, a SAB 99 and SAB 108 analysis. These materials, and related conclusions, are (were) reported to the Audit Committee of the Board of Directors in the periods the adjustments are identified and made.

Background: During 2011, the Company recorded correcting tax adjustments that relate to periods prior to 2011 that had a net effect of increasing the 2011 full year tax provision by $38.3 million. During the third quarter of 2011 the Company recorded correcting tax adjustments that related to periods prior to third quarter 2011 that had a net effect of increasing the third quarter 2011 tax provision by $30.3 million. The third quarter 2011 correcting tax adjustments include an adjustment related to first and second quarter 2011 that had the effect of reducing the third quarter 2011 tax provision by $3.1 million.

Related to the correcting adjustments and to assist the Staff in understanding the Company’s SAB 99 and SAB 108 analysis, the Company would like to identify the following immaterial correction on page F-39 of the 2011 Form 10-K. The disclosure should have read as follows:

“The Company corrected these errors in 2011 resulting in a tax charge of approximately $38 million, of which $30 million was recorded in the third quarter…”

The two most significant 2011 tax items relate to a $10 million adjustment ($5.7 million and $4.3 million increase in the tax provision for the second and third quarter 2011, respectively) relating to a Canadian subsidiary tax settlement and a $20.1 million tax liability (increase in the tax provision for third quarter 2011) relating to a Puerto Rican subsidiary that should have been accrued in 2002 and prior years.

IR Canada Distribution

In the fourth quarter of 2010, the Company closed an audit with a certain taxing jurisdiction. In connection with this audit settlement, the Company incurred additional liabilities plus applicable interest. The Company recorded a portion of the liability and related interest in the period of settlement. An additional liability of $5.7 million and $4.3 million was recorded in the second and third quarters, respectively.

Thermo King Puerto Rico Tollgate Tax

One of the Company’s subsidiaries, Thermo King de Puerto Rico (“TKPR”), is a U.S. corporation with a registered branch in the Commonwealth of Puerto Rico. From the years 1997 forward, certain earnings of TKPR were subject to the Puerto Rico tollgate tax at a rate of 10% upon the distribution of the earnings attributable to these years. The Company believes that in accordance with ASC 740, the liability for this tax should have been accrued in the year in which the earnings occurred. In 2003, the Company received an exception from the tollgate tax for a majority of its earnings for the periods beginning, January 1, 2003. An additional liability of $20 million was recorded in the third quarter of 2011 relating to the tax in the years 1997 through 2002.

Analysis:

Quantitative - Please see Attachment A Out of Period Analysis for the detailed quantitative analysis.

The impact of the correction of tax misstatements detailed on Attachment A equates to 31.4% and 9.6% of reported Net earnings from continuing operations attributable to Ingersoll-Rand for the three months ended September 30, 2011 and full year 2011, respectively. However, as discussed below, the Net earnings for 2011 were significantly impacted by certain atypical activity. As a result, based on the discussion below, the Company analyzed the impact of 2011 correction of tax misstatements based on the Adjusted Net earnings from continuing operations attributable to Ingersoll-Rand that is highlighted on Attachment A. The impact of the correction of tax misstatements equates to 10.9% and 4.0% of Adjusted Net earnings from continuing operations attributable to Ingersoll-Rand for the three months ended September 30, 2011 and full year 2011, respectively.

The quantitative analysis at Attachment A is based on Net earnings from continuing operations and earnings per share amounts that have been adjusted to remove the impacts of the significant loss on sale/ impairment charges related to the 2011 divestiture of the Hussmann business, as well as the effect of certain Hussmann related tax matters. These impacts were reported through continuing operations as the Company maintained an ongoing equity interest in Hussmann after completion of the divestiture. The Company has historically reported the impact of divestitures through discontinued operations as the Company has not maintained an ongoing interest in divested businesses in the past. As a result of these atypical impacts affecting Earnings from continuing operations the Company provided non-GAAP reconciliations in the third and fourth quarter 2011 earnings releases to exclude these impacts on Earnings from continuing operations and the related earnings per share calculations. Additionally, as the Chief Operating Decision Maker excluded these impacts from the analysis used to evaluate the results of the Company and Climate Solutions Segment (where the Hussmann business was reported prior to divestiture), this activity was also excluded from the activity used to derive Segment Operating Income as reported in the Business Segment footnote in the third quarter 2011 10Q and 2011 10K. As these Hussmann related items are significant impacts that are not reflective of typical charges incurred annually as part of the operation of our business we excluded the effects of these amounts from the metrics used to assess the materiality of the 2011 correction of tax misstatements.

The Net Earnings from continuing operations attributable to Ingersoll-Rand includes (a) loss on sale/asset impairment charges of $265 million pre-tax ($171 million after-tax) and $647 million pre-tax ($548 million after-tax) for the three months ended September 30, 2011 and full year 2011, respectively; (b) the $6 million tax impact of the write off of Hussmann related NOL deferred tax assets; and (c) the $4 million withholding tax on the withdrawal of cash from Canada at the time of the Hussmann transaction. Please see Attachment A Calculation of Adjusted Numbers for further detail.

Qualitative –

•

Whether the misstatement masks a change in earnings or other trends: As illustrated at Attachment A, the misstatements and the correction thereof do not mask a trend. The year-over-year quarterly and annual Net earnings and Diluted EPS from continuing operations attributable to Ingersoll-Rand (as adjusted for Hussmann related items) have increased progressively from 2009 to 2011. The prior period misstatements and the correction of misstatements reflected in 2011 Net earnings from continuing operations attributable to Ingersoll-Rand are not significant enough to change that three year trend.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise: On September 30, 2011, the Company revised downward its guidance for the third quarter 2011 diluted EPS from continuing operations, excluding Hussmann related impacts, from a range of $0.85-$0.95 to $0.77-$0.80. The Company reported third quarter diluted EPS, excluding Hussmann related impacts, of $0.81 which is above the revised range. The errors had the effect of reducing diluted EPS by $0.09 and $0.10 for the three months ended September 30, 2011 and full year, respectively, and did not aid the Company in meeting analyst expectations. Additionally, the following should be noted:

•

The most significant error noted above ($20.1M Puerto Rico Toll Gate tax) relates to periods prior to 2004. Therefore a restatement of this amount would only have the effect of impacting beginning retained earnings in the earliest period of restatement by approximately 0.3%.

•

The misstatements related to Q4 2010 had the impact of increasing diluted EPS by $0.05. Reported diluted EPS from continuing operations attributable to Ingersoll Rand of $0.62 in Q4 2010 would have been $0.57 had the misstatements not occurred. This compares to consensus expectation of $0.65 and Company guidance of $0.56 to $0.66. Therefore, if the misstatement had not taken place EPS from continuing operations attributable to Ingersoll Rand would have remained below consensus expectation and within the range of prior Company guidance.

•

The misstatements related to Q4 2009 had the impact of increasing diluted EPS by $0.02. Reported diluted EPS from continuing operations attributable to Ingersoll Rand of $0.37 ($0.48 excluding restructuring costs) in Q4 2009 would have been $0.35 ($0.46 excluding restructuring costs) had the misstatements not occurred. This compares to consensus expectation of $0.53 and Company guidance of $0.44 to $0.54. Therefore, if the misstatement had not taken place EPS from continuing operations attributable to Ingersoll Rand would have remained below consensus expectation, below the range of Company guidance including restructuring costs; and within the range of prior guidance excluding restructuring.

•

Whether the misstatement changes a loss into income or vice versa: The misstatements and the correction thereof would not have changed the Earnings from continuing operations attributable to Ingersoll-Rand (as adjusted for Hussmann related items) to a loss or vice versa for any of the affected periods. Furthermore, the misstatements and correction thereof would not have changed the provision for income taxes (as adjusted for Hussmann related items) from an expense to a benefit or vice versa for any of the affected periods.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability: The larger of the misstatement corrections recorded in 2011 relate to income taxes which does not impact the Company’s segment reporting as the segment measure is pre-tax operating income.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements: The misstatement corrections did not affect the compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements: The misstatement corrections did not affect the compliance of the Company with its debt covenants. The Company consistently passes its current debt covenants without difficulty.

•

Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation: The misstatements and corrections thereof did not increase management’s compensation for the 2009 and 2011 years. The 2010 misstatements increased the cash bonus element of the overall compensation package by less than 1% for approximately 2,300 employees.

•	Whether the misstatement involves concealment of an unlawful transaction: The misstatements do not involve the concealment of an unlawful transaction.

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate: The two misstatement corrections described in the background section above relate to the timing of identifying each of the tax obligations and not the measurement thereof.

•

Whether the disclosure of the misstatement resulted in a demonstrated response of volatility of the price and trade volume of a registrant’s securities: The Company first publicly disclosed the tax-related misstatements and correction thereof with the filing of the third quarter 2011 Form 10-Q on October 28, 2011. The Company’s Investor Relations department did not receive a single question regarding the tax related misstatements and corrections thereof. Additionally, as is detailed below, the trading volume of the Company’s ordinary shares and the related market price did not experience a demonstrated response of volatility following the disclosure of the tax misstatements and corrections thereof.

Conclusion: The Company has considered the quantitative and qualitative aspects of the misstatements and corrections thereto and believes them to be immaterial for the 2011 (third quarter and full year) and all prior periods. This matter, and the related disclosures, were discussed as part of the Company’s Disclosure Committee process and presented to the Company’s Audit Committee to the Board of Directors as part of their consideration of approving the third quarter 2011 Form 10Q.

Form 8-K Dated and Filed February 8, 2012

Exhibit 99.1

Form 8-K Dated and Filed February 8, 2012

Exhibit 99.1

2.	We note the title on the first page of this News Release reads “Ingersoll Rand Delivers Fourth-Quarter Adjusted EPS from Continuing Operations of $0.76” highlighting only the non-GAAP measure. We also note that on the same page you present other non-GAAP measures in several italicized headings, including adjusted Q4 2011 operating margin, adjusted full-year operating margin and adjusted full-year EPS from continuing operations, but did not disclose any directly comparable GAAP measurements with greater or equal prominence. Tell us how your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires disclosure of the directly comparable GAAP measure with equal or greater prominence to any non-GAAP disclosures in the filing. Alternatively, please revise your presentation of non-GAAP disclosures in future filings to comply with the guidance at Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company presents the directly comparable GAAP measures to the non-GAAP measures identified by the Staff throughout the news release in different forms, including narrative form and chart form. The Company believes each of these forms is clearly presented in a clear and direct manner that is as prominent as the non-GAAP measurers used in the news release. The Company believes its presentation of the directly comparable GAAP measures fulfills the purpose of the rule to ensure that investors and others are not misled by the use of non-GAAP measures.

Notwithstanding the foregoing, if the Company presents non-GAAP measures in its future news releases, it will present the directly comparable GAAP measures in the same or substantially similar location, using the same or substantially similar font.

*    *    *    *    *

In connection with these responses, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4663.

Sincerely,

/s/ Steven R. Shawley

Steven R. Shawley
Senior Vice President and Chief Financial Officer

Attachment A

Ingersoll-Rand plc

Out of Period Analysis

in USD Millions

	Impact of Unrecorded Items
	Pre 2007	2007 Full Year	2008 Full Year	Pre 2009	2009				2009 Full Year	2010				2010 Full Year	2011				2011 Full Year	check
					Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
Impact of Misstatements	20.70	(1.23)	(0.37)	19.10	0.13	(0.00)	(6.02)	6.05	0.16	(0.27)	(0.39)	0.10	16.82	16.26	(3.87)	(0.98)	0.02	-	(4.83)	30.69

Impact of Misstatement Corrections															1.73	(1.41)	(30.30)	(0.71)	(30.69)
Tax Only Items Continuing Operations (Q3 2011 correction of Q1 & Q2 2011)																	3.10		3.10
Tax Only Items Continuing Operations (Out of Period to 2011)															-	(1.60)	(33.40)	(3.30)	(38.30)
Other Non-Tax Items Continuing Operations, net of tax															1.73	0.19	-	0.86	2.78
Discontinued Operations Items, net of Tax															-	-	-	1.73	1.73
Net Impact				$19.10	$0.13	$(0.00)	$(6.02)	$6.05	$0.16	$(0.27)	$(0.39)	$0.10	$16.82	$16.26	$(2.14)	$(2.39)	$(30.28)	$(0.71)	$(35.52)

As Reported (after the 2011 Integrated Services Discontinued Operation)
Earnings from continuing operations before income taxes					6.2	183.6	249.7	154.8	594.3	80.3	325.6	350.2	254.6	1,010.7	(21.6)	229.4	132.1	273.4	613.3
(Provision) for income taxes					(12.8)	(35.7)	(15.4)	(17.7)	(81.5)	(56.1)	(63.8)	(72.5)	(35.7)	(228.1)	(40.8)	(99.8)	(28.4)	(18.2)	(187.2)
Net Earnings from continuing operations					(6.5)	147.9	234.3	137.1	512.8	24.2	261.8	277.7	218.9	782.6	(62.4)	129.6	103.7	255.2	426.1
Discontinued Operations					(15.3)	(20.3)	(11.7)	10.7	(36.6)	(18.2)	(59.9)	(40.1)	0.7	(117.5)	(9.1)	(30.4)	(10.1)	(7.2)	(56.8)
Net Earnings					(21.8)	127.6	222.6	147.9	476.2	6.0	201.9	237.6	219.6	665.1	(71.5)	99.3	93.5	248.0	369.3
Net Earnings attributable to Ingersoll-Rand plc
From Continuing Operations					(11.4)	142.4	228.3	128.9	488.1	19.6	256.4	272.3	211.4	759.7	(68.5)	122.6	96.4	249.4	400.0
From Discontinued Operations					(15.3)	(20.3)	(11.7)	10.5	(36.8)	(18.2)	(59.9)	(40.1)	0.7	(117.5)	(9.1)	(30.4)	(10.1)	(7.2)	(56.8)
Net Earnings					(26.7)	122.1	216.6	139.4	451.3	1.4	196.5	232.2	212.1	642.2	(77.6)	92.3	86.3	242.2	343.2
Diluted EPS attributable to Ingersoll-Rand plc ordinary shareholders
From Continuing Operations					$(0.04)	$0.44	$0.69	$0.38	$1.48	$0.06	$0.76	$0.80	$0.62	$2.24	$(0.20)	$0.35	$0.28	$0.79	$1.18
From Discontinued Operations					$(0.05)	$(0.06)	$(0.04)	$0.03	$(0.11)	$(0.05)	$(0.18)	$(0.12)	$0.00	$(0.35)	$(0.03)	$(0.09)	$(0.03)	$(0.02)	$(0.17)
Net Earnings					$(0.08)	$0.38	$0.65	$0.42	$1.37	$0.00	$0.58	$0.68	$0.62	$1.89	$(0.22)	$0.26	$0.25	$0.76	$1.01
Weighted-average number of diluted ordinary shares outstanding					320.5	325.0	331.8	335.9	329.1	336.6	339.1	339.0	343.2	339.8	348.5	350.9	340.2	316.7	339.3
December 31, 2008 Equity				$6,762.1

Net Impact of Tax-Only Misstatements as a % of Provision for Income Taxes					-0.98%	-0.35%	39.42%	-38.00%	-1.10%	-0.18%	-0.16%	-0.14%	-46.80%	-7.45%	5.15%	2.61%	106.63%	18.10%	20.46%
Net Impact of Misstatements from Continuing Operations as a % of Net Earnings from continuing operations					-4.04%	0.09%	-2.51%	4.51%	0.14%	-0.35%	-0.13%	0.01%	7.82%	2.14%	3.07%	-1.67%	-28.99%	-0.95%	-8.58%
Net Impact of Misstatements from Continuing Operations as a % of Net Earnings from continuing operations attributable to Ingersoll-Rand					-2.31%	0.10%	-2.57%	4.80%	0.15%	-0.43%	-0.13%	0.01%	8.10%	2.21%	2.80%	-1.77%	-31.17%	-0.98%	-9.14%
Net Impact of Tax-Only Misstatements from Continuing Ops as a % of Net Earnings from Continuing Ops attributable to Ingersoll-Rand					-1.09%	0.09%	-2.66%	5.22%	0.18%	0.51%	0.04%	0.04%	7.90%	2.24%	3.07%	-2.12%	-31.43%	-1.32%	-9.58%
Net Impact of All Misstatements as a % of Net Earnings					-0.57%	0.00%	-2.70%	4.09%	0.03%	-4.50%	-0.20%	0.04%	7.66%	2.44%	3.00%	-2.41%	-32.37%	-0.28%	-9.62%
Net Impact of All Misstatements as a % of Net Earnings attributable to Ingersoll-Rand					-0.47%	0.00%	-2.78%	4.34%	0.04%	-19.02%	-0.20%	0.04%	7.93%	2.53%	2.76%	-2.59%	-35.09%	-0.29%	-10.35%
Net Impact of Misstatements per diluted shares					$0.00	$(0.00)	$(0.02)	$0.02	$0.00	$(0.00)	$(0.00)	$0.00	$0.05	$0.05	$(0.01)	$(0.01)	$(0.09)	$(0.00)	$(0.10)
Total Misstatements as % of 2008 Equity				0.28%
Total Tax Only Misstatements as a % of 2008 Equity				0.302%

Adjustments
Hussmann Impact on:
Loss on sale/asset impairment through continuing operations															(185.6)	(201.2)	(264.8)	4.7	(646.9)
Tax Benefit															-	-	84.2	4.7	88.9
Earnings from continuing operations attributable to Ingersoll-Rand plc															(185.6)	(201.2)	(180.6)	9.4	(558.0)
As Adjusted (Non-GAAP Measures)
Earnings from continuing operations before income taxes															164.0	430.6	396.9	268.7	1,260.2
Provision for income taxes															(40.8)	(99.8)	(112.6)	(22.9)	(276.1)
Net Earnings from continuing operations															123.2	330.8	284.3	245.8	984.1
Discontinued Operations															(9.1)	(30.4)	(10.1)	(7.2)	(56.8)
Net Earnings															114.1	300.5	274.1	238.6	927.3

Earnings from continuing operations attributable to Ingersoll-Rand plc															117.1	323.8	277.0	240.0	958.0
Earnings from discontinued operations attributable to Ingersoll-Rand plc															(9.1)	(30.4)	(10.1)	(7.2)	(56.8)
Net Earnings															108.0	293.5	266.9	232.8	901.2

Net Impact of Tax-Only Misstatements as a % of Provision for Income Taxes															5.15%	2.61%	26.91%	14.39%	13.87%
Net Impact of Misstatements from Continuing Operations as a % of Net Earnings from continuing operations															-1.55%	-0.66%	-10.57%	-0.99%	-3.72%
Net Impact of Misstatements from Continuing Operations as a % of Net Earnings from continuing operations attributable to Ingersoll-Rand															-1.63%	-0.67%	-10.85%	-1.01%	-3.82%
Net Impact of Tax-Only Misstatements from Continuing Ops as a % of Net Earnings from Continuing Ops attributable to Ingersoll-Rand															-1.79%	-0.80%	-10.94%	-1.37%	-4.00%
Net Impact of All Misstatements as a % of Net Earnings															-1.88%	-0.80%	-11.05%	-0.30%	-3.83%
Net Impact of All Misstatements as a % of Net Earnings attributable to Ingersoll-Rand															-1.98%	-0.82%	-11.34%	-0.30%	-3.94%